Exhibit 99.1

Foresight: Eye-Net Enters Indian Market with Pilot Project for Fleet Telematics

Pilot will be conducted with telematics company looking to extend its service offerings to commercial fleets

Ness Ziona, Israel – January 10, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net” or “Eye-Net Mobile”), will begin its first pilot project in India with a local telematics company, a venture facilitated by Eye-Net’s Indian distributor.

Telematics, also known as fleet tracking, refers to the methodology of monitoring fleets, vehicles and drivers’ behavior by using GPS technology and onboard diagnostics. The Indian telematics company will evaluate the performance of the Eye-Net™ Protect collision prediction solution in various scenarios, including those involving vehicles, pedestrians and bicycle riders. Successful evaluation may lead to possible commercialization and integration of Eye-Net Protect into the service suite offered by the telematics company to its commercial fleets and governmental operators of vehicles such as ambulances, city buses and taxis.

“We believe that working with a local distributor is the right strategic choice as we begin this first pilot project in India, a true door opener for Eye-Net into the Indian market and one that will potentially expand our presence in Asia. The collaboration with a telematics company indicates the added value of our solution to automotive-related industries, enhancing vehicle safety and potentially preventing accidents and saving lives,” said Dror Elbaz, COO and Deputy CEO of Eye-Net Mobile.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multispectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that working with a local distributor is the right strategic choice, that the collaboration is a door opener for Eye-Net into the Indian market with the potential to expand its presence in Asia and that the collaboration indicates the added value of its solution. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654